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                                                              US
NEWS                                                  BIOSCIENCE
                                      One Tower Bridge
                                      100 Front Street
                                      West Conshohocken, PA 19428

Contact: Robert I. Kriebel, Sr. Vice President
Finance and Administration
U.S. Bioscience
(610) 832-0570


                                       FOR IMMEDIATE RELEASE
                                       ---------------------

     U.S. BIOSCIENCE, INC. BOARD ADOPTS RIGHTS PLAN

WEST CONSHOHOCKEN, PA, MAY 19, 1995 -- U.S. BIOSCIENCE, INC. (AMEX:UBS) announced today that its Board of Directors has adopted a Rights Plan designed to protect company stockholders in the event of takeover action that would deny them the full value of their investment.

Terms of the rights plan provide for a dividend distribution of one right for each share of Common Stock of U.S. Bioscience, Inc. to holders of record at the close of business on May 29, 1995. The rights will become exercisable only in the event, with certain exceptions, an aquiring party accumulates 15 percent or more of U.S. Bioscience's voting stock, or if a party announces an offer to aquire
30 percent or more. The rights will expire on May 29, 2005. Each right will entitle the holder to buy one one-hundreth of a share of a new series of preferred stock at a price of $15. In addition, upon the occurence of certain events, holders of the rights will be entitled to purchase either U.S. Bioscience stock or shares in an "acquiring entity" at half of market value.

U.S. Bioscience will generally be entitled to redeem the rights at one-tenth of one cent ($.001) per right at any time until the tenth day following the acquisition of a 15 percent position in its voting stock.

Details of the new Rights Plan will be outlined in a letter to be mailed to stockholders.

Based in West Conshohocken, Pennsylvania, U.S. Bioscience is a pharmaceutical company specializing in the development and commercialization of products for patients with cancer and AIDS.



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